FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated July 27, 2009 announcing that Registrant will provide Servicio Satelital S.A. with a Gilat SkyEdge II satellite communications network to enable broadband Internet connectivity at hundreds of sites nationwide.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated July 27, 2009

Argentina’s Servicio Satelital selects Gilat’s SkyEdge II broadband satellite network

– Network will provide broadband Internet connectivity to schools nationwide and will also be used by operators in the region –

Petah Tikva, Israel, July 27, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced it will provide Servicio Satelital S.A. with a Gilat SkyEdge II satellite communications network to enable broadband Internet connectivity at hundreds of sites nationwide. The sites will include schools, oil & gas firms and retail lottery locations.

The new network will also be used to provide communication services for telecommunications operators and ISPs that need satellite connectivity in the region. Servicio Satelital is Argentina’s largest provider of satellite-based broadband services.

Servicio Satelital has deployed Gilat’s VSATs at nearly 2,000 sites nationwide. This contract represents Servicio Satelital’s first deployment of a Gilat SkyEdge II network in Argentina.

“Over the years, Gilat has proven to be an excellent business partner and its technology has been ideally suited to support our growth in this highly competitive market,” said Servicio Satelital Director Ernesto Luzuriaga.

Servicio Satelital General Manager Eduardo Lema added, “This new technology platform is state-of-the-art, enabling us to develop competitive services and offer excellent quality of service.”

Gilat VSAT networks have successfully provided broadband Internet connectivity at tens of thousands of schools worldwide since 2006, helping governments maximize the quality of educational programs.

Russell Ribeiro, Gilat Regional Vice President, Latin America, said, “Gilat’s SkyEdge II network will enable Servicio Satelital to benefit from the platform’s highly efficient use of the satellite link, while providing a reliable, high-performance solution to its customers. We are pleased to once again partner with Servicio Satelital, this time to serve the critical communications requirements of Argentinean public schools and businesses.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of a range of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Servicio Satelital
Founded in 1998, Servicio Satelital is Argentina’s largest provider of satellite-based broadband communications services. The Company is based in Buenos Aires and operates a network operations center and teleport in Benavidez to ensure nationwide, 24x7 customer support. For more information, please visit www.satelital.com.ar.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge ™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com